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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 FORM 12B - 25

                          NOTIFICATION OF LATE FILING
                                 (CHECK ONE) :

[ ]  Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q    [ ]Form N-SAR

FOR PERIOD ENDED:
MARCH 31, 1996

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

FOR THE TRANSITION PERIOD ENDED:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
          Form 10-Q For the Quarterly Period Ended March 31, 1996

Part I - Registrant Information

Full Name of Registrant
          Amerac Energy Corporation
Former Name if Applicable

Address of Principal Executive Office (Street and Number)
          700 Louisiana, Suite 3330
City, State and Zip Code
          Houston, Texas 77002
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PART II - RULES 12B-25(B) AND (C).

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be file on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

     The registrant filed a proxy statement in March 1996 along with the Company's Form 10-K for the year ended December 31, 1995. The Securities and Exchange Commission is presently reviewing these filings and has made their initial comments. Due to the nature of the comments and their ultimate resolution, the Company requested an extension of time to file its Form 10-QSB for the Period ended March 31, 1996.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification
             Jeffrey L. Stevens     (817) 339-1010
             (Name)                 (Area Code) (Telephone Number)

     (2)  Have all other periodic reports
     required under section 13 or 15(d) of the
     Securities Exchange Act of 1934 or
     section 30 of the Investment Company Act
     of 1940 during the preceding 12 months
     or for such shorter period that the
     registrant was required to file such
     report(s) been filed?  If the answer is
     no, identify report(s).                    [X] Yes  [  ] No
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     (3)  Is it anticipated that any significant
     change in results of operations from the
     corresponding period for the last fiscal
     year will be reflected by the earnings
     statements to be included in the
     subject report or portion thereof?         [ ] Yes   [X] No

     If so, attach an explanation of the
     anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

             Amerac Energy Corporation
             (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    May 14, 1996       By: /s/ JEFFERY L. STEVENS
                                -----------------------------------------------
                                Jeffery L. Stevens,
                                Senior Vice-President - Chief Financial Officer